
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 7010

October 25, 2006

<u>via U.S. mail</u>

Paul Uppal
President, CEO, COO, Secretary and Director
Liberty Petroleum Inc.
999 West Broadway, Suite 720
Vancouver, BC V5Z 1K5

> **Re: Liberty Petroleum Inc.**
> **Registration Statement on Form F-1**
> **Filed September 25, 2006**
> **File No. 333-137571**

Dear Mr. Uppal:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Form F-1</u>

<u>General</u>

1.   Please provide updated consents with your next amendment.

2.   Rather than suggesting that the shares will be sold at "privately negotiated

prices," revise the cover page to make clear that shares will be offered at the stated price. In the alternative, provide a price range at which the shares will be offered.

Description of Financing Transactions, page 5

3.   Discuss in necessary detail later in the document the three agreements you filed as exhibits 10.5, 10.6 and 10.7. Ensure that you accurately characterize the right to repurchase, including any limitations on this right. It appears from reference to the contracts that the right can only be exercised once the stockholder ceases to be a director.

4.   With a view to possible disclosure, advise us supplementally whether the two directors could cause the company to repurchase their shares at the same time that they tender their resignation, thereby obtaining a 100- or 1000- fold profit from their original purchase price investment in the shares. We may have additional comments.

5.   If there is a risk that the directors holding the shares subject to the right could cause the agreements to be modified or utilized as currently drafted so that all or part of their shares are repurchased while they remain directors, include prominent risk factor disclosure to this effect. Also include disclosure regarding the conflicts of interest these agreements create. If you do not believe that this is a risk or results in conflicts of interest, explain to us your position.

Note Regarding Forward-Looking Statements, page 7

6.   To eliminate potential reader confusion, eliminate the suggestion that the statements in your document constitute forward-looking statements for purposes of the PSLRA. As you correctly note, no statements in your document would be eligible for the safe harbor provided by the cited sections.

7.   Eliminate the suggestion that "will" identifies forward-looking statements, and clarify the reference to the "above risk factors." Instead, identify all material risk factors in your Risk Factors section.

Risk Factors, page 8

8.   Ensure that your captions accurately describe the text that follows. For example, the second risk factor includes text unrelated to the caption. Similarly, the caption to numbered risk factor 18 makes no mention of conflicts of interest. Please revise accordingly.

9.   Add a new risk factor that makes plain that you have no employees, your only

officer works one day per week on your business and your directors work one hour per week on your business.

Coal Bed Methane Background, page 17

10.   Please describe what you mean when you indicate that the coal seams are "sweet not sour."

Milk River Property, page 18

11.   If you retain a map to show the property, provide a key and ensure that it is legible and useful. The current presentation is not helpful.

Planned Work by the Company, page 19

12.   Explain what constitutes a "considerable amount of time," discuss the reason for the delay, and describe in greater detail the plans for 2006 and 2007. In that regard, we note that you will spend a substantial amount of the company's working capital to pay for this offering (page 33), leaving a substantially reduced amount to cover the expenses you discuss at page 22.

13.   In that regard, at an appropriate place in the prospectus, briefly discuss the reasons for the company's decision to spend more than 30% of its working capital for this offering when it was under no obligation to do so.

Plan of Operations, page 20

14.   Please expand your plan of operation discussion to clarify the nature of the oil and gas on which your exploration efforts are focused. We note disclosure on page 18 regarding coal bed methane. If the focus of your planned on operations is the exploration for coal bed methane, expand your plan of operations to explain clearly the exploration and operating challenges that are unique to it.

Exploration Programs, page 21

15.   Include corresponding risk factor disclosure to reflect that you "do not have any plan to generate revenue."

16.   Include updated and detailed disclosure throughout your document regarding your plans for the coming 12 months, giving effect to the expenses related to this offering. In that regard, it is inappropriate to suggest as you have at pages 24 and 25 that you are sufficiently funded based on working capital as of 12/31/2005, when you disclose elsewhere the lesser amount you had more recently. We may have additional comments.

Directors, Senior Management and Employees, page 26

17.   Include the name of the manufacturing company Mr. Uppal owns and operates, and indicate the nature of the products it manufactures. Also clarify whether he continues to devote substantially all of his business time to its operation.

18.   Provide us with independent supplemental support for your assertion regarding Mr. Nott's status as an "accomplished" geologist, or remove the assertion.

Share Capital, page 38

Warrants, page 40

19.   We note your disclosure that indicates your warrant indentures provide for a cashless exercise option. Your warrant indenture exhibits appears to indicate that your cashless exercise provision could result in an unlimited number of shares to be issued. If true, please tell us if you considered whether such a feature represents an embedded derivative under Canadian and U.S. GAAP that should be bifurcated and accounted for separately. Refer to a discussion of *Classification and Measurement of Warrants and Embedded Conversion Features in our Current Accounting and Disclosure Issues in the Division of Corporation Finance* which can be located at http://www.sec.gov/divisions/corpfin/acctdis120105.pdf Please also refer to SFAS 133 and EITF 00-19 for U.S. GAAP.

Financial Statements

Six Months Ended June 30, 2006

20.   It appears from your disclosure that your business focus has changed since December 31, 2005 from a gold exploration company to an oil and gas exploration company. As such, please expand your footnotes to address the following:

- Disclose that your shareholders approved a change in your business focus.

- Disclose that your shareholders approved a change in your name.

- Disclose that you terminated your mineral exploration option.

- Provide an accounting policy disclosure regarding your oil and gas exploration activities. For U.S. GAAP purposes please refer to SFAS 19 or Rule 4-10 of Regulation S-X.

21.   Please expand your footnote disclosure to address the reconciliation of the
        Canadian GAAP information to US GAAP, as you have changed the focus of
        your operations.

Period Ended December 31, 2005

Note 2 – Significant Accounting Policies

(b) Mineral property payments

22.   We note your accounting policy stating, "Mineral property acquisition costs are
        charged to expense until the viability of the mineral interest is determined."
        Please explain why this is your accounting policy. Please support this accounting
        policy under both Canadian and US GAAP. Refer to paragraph 9 of EITF 04-2
        for US GAAP.

Note 7 – Differences between Canadian and US GAAP, page 63

23.   Please support your conclusion that Canadian GAAP is consistent with US
        GAAP. Please also revise your disclosure to address the reconciliation in terms of
        the amounts reported by registrant.

****

        As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Act of 1933 and that they have provided all information investors require
for an informed investment decision. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of
the effective date of the pending registration statement, it should furnish a letter, at the
time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the
        filing effective, it does not foreclose the Commission from taking any action with
        respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Kevin Stertzel, Staff Accountant, at (202) 551-3723 or Jill Davis, Branch Chief, at (202) 551-3683 if you have questions regarding comments on the financial statements and related matters. Please contact Lisa Beth Lentini, Attorney-Advisor, at (202) 551-3334, or in her absence, Timothy Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: David Lubin via fax 516-887-8250

L. Lentini
T. Levenberg
K. Stertzel
J. Davis